FEDERAL INSURANCE COMPANY

Endorsement No: 10

Bond Number: 82416704

NAME OF ASSURED: MANAGER DIRECTED PORTFOLIOS

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Argent Small Cap Fund
iM Dolan McEniry Corporate Bond Fund

This Endorsement applies to loss discovered after 12:01 a.m. on September 28, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 11, 2018   By ___

                                                    Authorized Representative

October 31, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Manager Directed Portfolios
       File No. 811-21897
       Rule 17g-1 Filing of Fidelity Bond Amendments

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to Manager Directed Portfolios (f/k/a Roxbury Funds).

- a copy of the executed Investment Company Protection Bond Endorsement No. 10 (effective September 28, 2018) adding the Argent Small Cap and iM Dolan McEniry Corporate Bond Funds to the schedule of funds is enclosed;

- the original Fidelity Bond was previously filed on September 19, 2018;

- no additional premiums were required to be paid.

If you have any questions about this filing, please contact the undersigned at 414-765-5606.

Sincerely,

/s/ Nathan Bentley
Compliance Officer

Enclosures